March 12, 2020

Via E-mail
Michael Davis, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

       Re:    AVX Corporation
              Schedule 13E-3 filed by Arch Merger Sub Inc. and Kyocera
Corporation
              Filed March 2, 2020
              File No. 005-09319

              Schedule TO
              Filed March 2, 2020
              Filed by Arch Merger Sub Inc. and Kyocera Corporation File No. 005-09319

Dear Mr. Davis:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Provide the disclosure regarding alternatives required by Item 1013(b) of Regulation M-
       A, including the reasons you have undertaken this going private transaction at this time.
 Michael Davis, Esq.
Davis Polk & Wardwell LLP
March 12, 2020
Page 2

Schedule TO

Offer to Purchase

Certain Information Concerning AVX   Certain Unaudited Financial Projections,
page 31

2. We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions